FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Telefónica -- Agreement with Prisa and Sogecable	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Today TELEFÓNICA, S.A. (“TELEFONICA”) has signed an agreement with PROMOTORA DE INFORMACIONES (“PRISA”) and SOGECABLE, S.A. for the acquisition of a 21% stake in the company that will include the pay- TV services of PRISA Group (DIGITAL +), for a firm value of 2,350 million Euros. The estimated total investment to be made by TELEFÓNICA, after deduction of the net debt will be around 470 million Euros, of which approximately 230 million Euros will be covered by the subordinated loan agreement that currently exists between TELEFÓNICA DE CONTENIDOS, S.A.U. (creditor) and SOGECABLE, S.A. (debtor). This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorisations.
Additionally, both companies have signed a shareholder agreement that will regulate the management principles of this company after TELEFÓNICA’s acquisition that establishes TELEFÓNICA’s right to appoint two members of the Board of Directors.
Moreover, TELEFÓNICA DE ESPAÑA, S.A.U. and PRISA have signed a Framework Collaboration Agreement in order to explore potential co-operation fields regarding audiovisual development, and other services of both companies, in Spain.
Madrid, November 25th, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 25th, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors